SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 28, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP
Corporate Taxpayer’s ID (CNPJ) 43.776.517/0001 -80
Corporate Registry ID (NIRE) 35300016831

EXCERPT FROM THE MINUTES OF THE 699TH BOARD OF DIRECTORS’ MEETING.

On June 18 (eighteen), 2009, at 9:00 a.m., by call of the Chairwoman of the Board of Directors, the members of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, named and signed below, met on an ordinary basis, pursuant to the provisions in the caput of Article 13 of the Company’s Bylaws, in the conference room located at Rua Bela Cintra, 847 – 14º andar, São Paulo. Calling the meeting to order, the Chairwoman of the Board of Directors, Mrs. Dilma Seli Pena, greeted all the members present and justified the absence of Board member Mr. Francisco Vidal Luna. (...) Right after that, the Chairwoman of the Board of Directors adjourned the meeting to carry out the Board Members’ Executive Session, without the attendance of the Board member and CEO and the other officers of the company, for the appreciation of item II of the agenda “Board of Executive Officers’ Election” and other topics that interest the management. After the Joint Committee’s discussions, and in accordance with Codec Opinion 89, of May 15, 2009, the reelection of the Company’s Joint Committee was approved by unanimous vote, for a two-year term as of this election. The investiture must be in compliance with the requirements, impediments and procedures provided for by the Brazilian Corporation Law and other normative provisions, including with regards to the respective compensations. In light of the abovementioned approval, the Joint Committee is composed as follows: CEO: GESNER JOSÉ DE OLIVEIRA FILHO, Brazilian, married, economist, Identity Card (RG) 6.968.227 SSP/SP, Individual Taxpayer’s ID (CPF) 013.784.028 -47, resident and domiciled in this Capital City, at Rua Tucumã, nº 621, apto 61, Jardim Europa; Technology, Enterprises and Environment Officer: MARCELO SALLES HOLANDA DE FREITAS, Brazilian, married, civil engineer, Identity Card (RG) 8.001.387 -9 SSP/SP, Individual Taxpayer’s ID (CPF) 014.301.788 -84, resident and domiciled at Avenida Professora Anna Nastari Brunetti, nº 134 – Granja Viana, City of Cotia, State of São Paulo; Corporate Management Officer: MARCIO SABA ABUD, Brazilian, married, economist, Identity Card (RG) 6.995.916 SSP/SP, Individual Taxpayer’s ID (CPF) 042.833.888 -74, resident and domiciled in this Capital City, at Rua Almeida Garret, 118 – Alto de Pinheiros; Metropolitan Officer: PAULO MASSATO YOSHIMOTO, Brazilian, single, civil engineer, Identity Card (RG) 5.288.540 SSP/SP, Individual Taxpayer’s ID (CPF) 898.271.128 -72, resident and domiciled in this Capital City, at Rua Fidalga nº 582, Vila Madalena; Chief Financial Officer and Investor Relations Officer: RUI DE BRITTO ÁLVARES AFFONSO, Brazilian, married, economist, Identity Card (RG) 7.867.051 SSP/SP, Individual Taxpayer’s ID (CPF) 013.982.348 -42, resident and domiciled in this Capital City, at Alameda dos Anapurús nº 550, apto 11, Moema; Regional Systems Officer: UMBERTO CIDADE SEMEGHINI, Brazilian, married, electrical engineer, Identity Card (RG) 4.317.371 -8 SSP/SP, Individual Taxpayer’s ID (CPF) 565.811.818 -20, resident and domiciled in this Capital City, at Avenida Jacutinga, nº 352, apto 171, Indianópolis. (...) After they were approved, these minutes were signed by the members of the Board of Directors who attended the meeting. Dilma Seli Pena, Alexander Bialer, Alberto Goldman, Antero Paes de Barros Neto, Gesner José de Oliveira Filho, Humberto Rodrigues da Silva, Jerônimo Antunes, Manuelito Pereira Magalhães Júnior, Mário Engler Pinto Júnior, Reinaldo Guerreiro and Roberto Yoshikazu Yamazaki. We hereby declare that this text is a free English translation of the Minutes drawn up in the Board of Directors’ Book of Minutes. São Paulo, June 26, 2009. Dilma Seli Pena, Chairwoman of the Board of Directors. Sandra Maria Giannella, Executive Secretary of the Board of Directors. JUSTICE AND CITIZENSHIP DEFENSE OFFICE. TRADE BOARD OF THE STATE OF SÃO PAULO. I hereby certify the Registry under number 233.114/09 -9, of July 6, 2009. ANA CRISTINA DE S. F. CALANDRA, Secretary.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 28, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.